                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*

                       Lone Star Steakhouse & Saloon, Inc.
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                       (Name of Subject Company (Issuer))

                       Lone Star Steakhouse & Saloon, Inc.
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 (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    542307103
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                      (CUSIP Number of Class of Securities)

                                  John D. White
                       Lone Star Steakhouse & Saloon, Inc.
                            Executive Vice President
                           224 East Douglas, Suite 700
                              Wichita, Kansas 67202
                                 (316) 264-8899
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                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:
                              Steven Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky, LLP
                                 505 Park Avenue
                               New York, NY 10022
                                 (212) 753-7200

                             CALCULATION OF FILING FEE
---------------------------------------   --------------------------------------
           Transaction Valuation*                  Amount of Filing Fee
               $90,000,000.00                          $8,280.00
---------------------------------------   --------------------------------------
*    Estimated  for purposes of  calculating  the amount of the filing fee only.
     This amount assumes the purchase of 4,000,000  shares of common stock,  par value $.01 per share, at the maximum tender offer price of $22.50 per share in cash.

/X/  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2)  and  identify  the  filing  with which the  offsetting  fee was previously  paid.  Identify the previous filing by  registration  statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $8,280.00           Filing Party: Lone Star Steakhouse &
                                                          Saloon, Inc.

Form or Registration No.:005-43146               Date Filed:     May 17, 2002

/ /  Check the box if the filing relates  solely to  preliminary  communications made before the commencement of a tender offer.

            Check the appropriate boxes below to designate any transactions to which the statement relates:

            / /  third-party tender offer subject to Rule 14d-1.

            /X/  issuer tender offer subject to Rule 13e-4.

            / /  going-private transaction subject to Rule 13e-3.

            / /  amendment to Schedule 13D under Rule 13d-2.

            Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

            This  Amendment  No. 1 to the Tender Offer  Statement on Schedule TO
relates to the tender  offer by Lone Star  Steakhouse  & Saloon,  Inc.  ("Lone
Star"), a Delaware corporation, to purchase up to 4,000,000 shares of its common stock, par value $.01 per share, or such lesser number of shares as are properly tendered at a price not  greater  than $22.50 per share nor less than $20.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares (the "Offer"). The Offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2002, and in the related Letter of Transmittal,  which, as amended or supplemented  from time to time, together constitute the Offer.

            This Amendment No. 1 to the Tender Offer Statement on Schedule TO is
filed  in  satisfaction  of  the  reporting  requirements  of  Rule  13e-4(c)(3)
promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 4.     TERMS OF THE TRANSACTION

            Item 4 of the  Schedule  TO is hereby  amended and  supplemented  as follows:

            Lone Star hereby  clarifies that the expiration date of the Offer is
12:00  midnight,  New York City  time,  on June 14,  2002,  unless  the Offer is terminated or further  extended in accordance  with the terms of the Offer,  and not 5:00 p.m., New York City time as set forth in the Offer to Purchase,  Letter of  Transmittal  and  related  documents.  The  press  release  announcing  such clarification is attached hereto as Exhibit  99(a)(5)(C) and incorporated herein by reference.

ITEM 12.    EXHIBITS

            Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit Number           Description
--------------           -----------

*99(a)(5)(A)             Press Release, dated May 17, 2002
                         (announcing commencement of Offer)

*99(a)(5)(B)             Form of Summary Advertisement, dated May 20,
                         2002 (announcing commencement of Offer)

  99(a)(5)(C)            Press Release, dated May 17, 2002 (announcing
                         clarification with respect to expiration of Offer)

---------------------------

*    The  Schedule TO filed on May 17, 2002  included as Exhibit  99(a)(5)(A)  a press release and as Exhibit  99(a)(5)(B) a form of summary  advertisement, each  announcing  the  commencement  of the  Offer.  Lone  Star  has  since determined that it is necessary to file this Amendment No. 1 to Schedule TO
     to  correct   inconsistencies   between  the  press   release  and  summary
     advertisement  actually  issued  and those  filed with the  Securities  and
     Exchange Commission on May 17, 2002.  Accordingly,  the correct versions of the press release and form of summary  advertisement are attached hereto as
     Exhibit 99(a)(5)(A) and Exhibit 99(a)(5)(B), respectively, and incorporated herein by reference.

                                    SIGNATURE

            After due inquiry  and to the best of my  knowledge  and  belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                       /s/ John D. White
                                       -----------------
                                       John D. White
                                       Executive Vice President

                                       May 20, 2002